UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 30)

ATLAS CORP.

(Name of Issuer)

Common shares, $.01 par value per share

(Title of Class of Securities)

Y0436Q109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59808 (406) 523-1300	Kyle Roy Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 103 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kevin Lee Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 103 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 103 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437	Washington Investments, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59308 (406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christopher H. Cunningham

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

Phone: (206) 370-7639

Fax: (206) 370-6040

September 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0436Q109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is Washington Investments, LLC, whose sole member is The Roy Dennis Washington Trust (the “Dennis Washington Trust”), may be deemed to be beneficially owned by Washington Investments, LLC. Washington Investments, LLC may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Jerry K. Lemon, the manager of Deep Water and Washington Investments, LLC, has voting and investment power with respect to the Common Shares held by Deep Water. Mr. Lemon disclaims any beneficial ownership of the Common Shares beneficially owned by Deep Water, Washington Investments, LLC, the Dennis Washington Trust and Dennis R. Washington.

**	Based on 281,251,256 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Washington Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by Washington Investments, LLC may be deemed to be beneficially owned by the Dennis Washington Trust.

**	Based on 281,251,256 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Roy Dennis Washington Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by the Dennis Washington Trust may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.

**	Based on 281,251,256 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person IN

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares held by Deep Water Holdings, LLC, whose sole member is Washington Investments, LLC, whose sole member is the Dennis Washington Trust, may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.

**	Based on 281,251,256 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Kyle Roy Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,390,233 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,390,233 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,390,233 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%**
14.	Type of Reporting Person OO

*

As the trustee of the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kyle Washington 2014 Trust. The Kyle Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 281,251,256 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,795,034 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,795,034 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,034 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%**
14.	Type of Reporting Person OO

*

As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kyle Washington 2005 Trust. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 281,251,256 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Kevin Lee Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,821,971 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,821,971 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,971 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%**
14.	Type of Reporting Person OO

*

As the trustee of The Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kevin Washington 2014 Trust. The Kevin Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 281,251,256 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,007,238 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,007,238 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,007,238 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%**
14.	Type of Reporting Person CO

*

In its capacity as trustee of the Kyle Washington 2014 Trust, Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the Common Shares held by the Kyle Washington 2014 Trust. In its capacity as trustee of the Kyle Washington 2005 Trust, Copper Lion has voting and investment power with respect to the Common Shares held by the Kyle Washington 2005 Trust. In its capacity as trustee of the Kevin Washington 2014 Trust, Copper Lion has voting and investment power with respect to the Common Shares held by the Kevin Washington 2014 Trust.

**	Based on 281,251,256 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 12, 2022.

EXPLANATORY STATEMENT

This Amendment No. 30 to Schedule 13D (“Amendment No. 30”) relates to Common Shares, par value $0.01 per share (the “Common Shares”) of Atlas Corp., a corporation organized and existing under the Republic of the Marshall Islands (“Atlas” or the “Issuer”), formerly, Seaspan Corporation. This Amendment No. 30 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC (“Deep Water”), Washington Investments, LLC, The Roy Dennis Washington Trust (the “Dennis Washington Trust”), Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), the Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), and Copper Lion, Inc.

This Amendment No. 30 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 28, 2010, June 23, 2010, March 18, 2011, April 19, 2011, December 13, 2011, January 31, 2012, March 13, 2012, March 28, 2012, August 2, 2012, August 23, 2012, January 8, 2013, February 7, 2014, November 12, 2014, January 13, 2015, February 22, 2016, May 19, 2016, May 27, 2016, April 10, 2017, August 10, 2017, March 20, 2018, August 23, 2021, September 22, 2021 and August 5, 2022 (the “Schedule 13D”).

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 30, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 4.

On September 26, 2022, Poseidon Acquisition Corp., an Marshall Islands entity (“Bidco”) formed by David L. Sokol (“DS”), Chairman of the Board of Directors of Atlas, together with Deep Water, The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Trust, and The Kevin Lee Washington 2014 Trust (collectively with Deep Water, “Washington Family Holdings”), certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”) and Ocean Network Express Pte. (“ONE”) and certain of their respective affiliates (the “Consortium”), delivered a letter (the “Proposal Letter”) to the Special Committee of the Board of Directors regarding their previously disclosed non-binding proposal by the Consortium to acquire all of the outstanding Shares of the Issuer not presently owned by FF, Washington Family Holdings, DS and certain executive officers of the Issuer (the “Proposed Transaction”). In the Letter, the Consortium increased the proposed per share consideration in the Proposed Transaction to $15.50 per share. The Consortium also issued a press release publicly disclosing the Letter.

The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter, which is filed herewith as Exhibit 99.7 together with a press release filed herewith as Exhibit 99.8 each of which are incorporated herein by reference.

Neither the Proposal nor this Amendment No. 30 to Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Persons intend to review their investment in Atlas on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Joint Bidding Agreement among the Consortium members (the “JBA”), Atlas’s financial position and strategic direction, actions taken by the Board, price levels of Atlas’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in Atlas as they deem appropriate. These actions may include, subject to limitations imposed by the JBA: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of Atlas (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 7. Materials to be Filed as Exhibits

Ex. 10.1	Joint Filing Agreement, between Deep Water Holdings, LLC, Washington Investments, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, and Copper Lion, Inc. dated August 23, 2021 and incorporated by reference to Amendment No. 27 to this Schedule 13D dated August 23, 2021.

Ex. 99.7:	Proposal dated September 26, 2022

Ex. 99.8:	Press Release dated September 26, 2022

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2022	DEEP WATER HOLDINGS, LLC (1)

/s/ Jerry K. Lemon
Jerry K. Lemon, Manager

Dated: September 26, 2022	WASHINGTON INVESTMENTS, LLC (1)

/s/ Jerry K. Lemon
Jerry K. Lemon, Manager

Dated: September 26, 2022	THE ROY DENNIS WASHINGTON TRUST (1)

/s/ Dennis R. Washington Dennis R. Washington, Trustee

Dated: September 26, 2022	DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington Dennis R. Washington

Dated: September 26, 2022	THE KYLE ROY WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: September 26, 2022	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)

/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: September 26, 2022	THE KEVIN LEE WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: September 26, 2022	COPPER LION, INC. (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.

(1)

This amendment is being filed jointly by Deep Water Holdings, LLC, Washington Investments, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, and Copper Lion, Inc., pursuant to the Joint Filing Agreement dated August 23, 2021 and incorporated by reference to Amendment No. 27 to this Schedule 13D dated August 23, 2021.